FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

May, 2016

Commission File Number: 001-37724

Endesa Américas S.A.

Endesa Américas S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

ENDESA AMERICAS

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED MARCH 31, 2016

▪    Net earnings attributable to Endesa Americas’s shareholders totaled Ch$ 28,033 million as of March 31, 2016. This results reflects the operation of the company since its creation on March 1, 2016; consolidating the Enel generation business in Argentina, Peru and Colombia during the month of March 2016.

▪    Net electricity generation for the period reached 2,687 GWh, as a result of a relevant hydro generation (1,509 GWh). Secondly, the result was supported by thermal generation (1,178 GWh).

▪    Physical sales reached to 3,170 GWh, principally explained by sales to regulated customers (1,197 GWh), unregulated customers (647 GWh) and to the spot market (1,327 GWh).

▪    Operating revenues reached Ch$ 141,538 million, mainly explained by energy sales (Ch$ 125,111), mostly in Colombia (Ch$ 89,586 million) with lesser extent in Peru (Ch$ 28,026 million) and Argentina (Ch$ 7,499 million).

▪    Procurement and services costs amounted Ch$ 58,340 million, principally explained by energy purchases (Ch$ 26,287 million), mainly due to Colombia (Ch$ 24,114 million), and fuel consumption (Ch$ 17,286 million), mostly in Colombia (Ch$ 10,064 million) and Peru (Ch$ 7,113 million).

▪    As a result of the factors previously mentioned, on March 2016 consolidated EBITDA of Endesa Americas totaled Ch$ 73,008 million.

▪    Net financial expenses amounted to Ch$ 18,429 million, due primarily to the secured and unsecured obligations in Colombia (Ch$ 7,690 million), as well as the negative exchange differences Argentina (Ch$ 10,648 million).

▪    Investments in associated companies reached Ch$ 6,597 million explained mainly by the contribution of Enel Brasil.

▪    El Quimbo, In Colombia, began its commercial operation in November 16, 2015, contributing with 220 GWh during the first quarter 2016; 102 GWh were generated on the March 2016.

• 1 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

FINANCIAL SUMMARY

➢  Consolidated debt amounted to US$ 1,686 million, on March 2016.

➢  Average interest rate, an important cost factor, of Endesa Americas was 9.4% on March 2016.

➢  EBITDA and Consolidated Financial expenses for the period considered from March 1 to March 31, totaled US$ 107 million and US$ 17 million, respectively.

➢  Liquidity of Endesa Americas, comprises the following:

•   Committed credit facilities: US$ 12 million.

•   Uncommitted credit facilities: US$ 142 million.

•   Cash and cash equivalents: US$ 259 million.

• 2 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

I.- Consolidated Income Statement Analysis

RELEVANT INFORMATION:

On December 18, 2015, the Extraordinary Shareholders' Meeting of Endesa Chile decided to approve the division of the Company, subject to compliance of certain condition precedent requirement. As a consequence of the division of Endesa Chile a new corporation would be created that would be called Endesa Américas S.A., where equity interests, assets and liabilities related to Endesa Chile’s operations outside Chile will be assigned.

On March 1, 2016, having met the condition precedent requirement, the division of Endesa Chile was materialized; and from that date, the Endesa Américas S.A. was created.

The consolidated financial statements of Endesa Americas S.A as of March 31, 2016 have been prepared according to the International Financial Reporting Standards.

• 3 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

1. - Income Statement Analysis

Net income attributable to the controlling shareholders of Endesa Américas as of March 2016 amounted to Ch$ 180,532 million.

The following table shows comparative figures for each item of the income statement as of March 31, 2016:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	March 2016

REVENUES	141,538
Sales	133,059
Other operating revenues	8,479
PROCUREMENT AND SERVICES	(58,340)
Energy purchases	(26,287)
Fuel consumption	(17,286)
Transportation expenses	(9,421)
Other variable procurement and services costs	(5,346)
CONTRIBUTION MARGIN	83,198
Other work performed by entity and capitalized	51
Employee benefits expense	(6,090)
Other fixed operating expenses	(4,150)
GROSS OPERATING INCOME (EBITDA)	73,009
Depreciation, Amortization	(8,636)
Reversal of impairment profit	(5)
OPERATING INCOME	64,368
NET FINANCIAL EXPENSE	(18,429)
Financial income	3,840
Financial costs	(11,710)
Foreign currency exchange differences, net	(10,559)
OTHER NON-OPERATING RESULTS	6,144
Share of profit (loss) of associates accounted for using the equity method	6,596
Net Income From Sale of Assets	(452)
NET INCOME BEFORE TAXES	52,083
Income Tax	(5,055)
NET INCOME FROM CONTINUING OPERATIONS	47,028

NET INCOME	47,028
Owners of parent	28,033
Non-controlling interest	18,995

Earning per share (Ch$ /share)	3.42

• 4 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

Operating Income

Operating income reached Ch$ 64,368 million.

In summary, Endesa Américas revenues, costs and operating income per country as of March 31, 2016 are shown in the following table:

OPERATING INCOME BY COUNTRY
(Million Ch$)

COUNTRY (Million Ch$)	Chile	Argentina	Colombia	Peru	Total
	March 2016	March 2016	March 2016	March 2016	March 2016

Operating Revenues	-	15,378	90,569	35,591	141,538
% of consolidated	0%	11%	64%	25%	100%
Operating Costs	(288)	(6,197)	(49,935)	(20,750)	(77,170)
% of consolidated	0%	8%	65%	27%	100%

Operating Income	(288)	9,181	40,634	14,841	64,368

Sales of energy by country for Endesa Américas subsidiaries’, as of March 31, 2016 are shown in the following table:

OPERATING REVENUES BY COUNTRY
(Million Ch$)

ENERGY SALES (Million Ch$)	Argentina	Colombia	Peru	Total
	Mar-16	Mar-16	Mar-16	Mar-16

Sales to regulated customers	-	-	8,519	8,519
Sales to unregulated customers	493	51,992	17,393	69,878
Sales at spot market	3,657	37,593	1,104	42,355
Other customers	3,349	-	1,011	4,359

Total energy sales	7,499	89,586	28,026	125,111

• 5 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

Non-Operating Income

Non-operating income as of March 31, 2016 are summarized below:

Net Financial Expense	Mar-16
(Million Ch$)
NET FINANCIAL EXPENSE	(18,429)
Financial income	3,840
Financial costs	(11,710)
Foreign currency exchange differences, net	(10,559)
OTHER NON-OPERATING RESULTS	6,144
Share of profit (loss) of associates accounted for using the equity method	6,596
Net Income From Sale of Assets	(452)
NET INCOME BEFORE TAXES	52,083
Income Tax	(5,055)
NET INCOME	47,028

Net Financial Result

The financial result amounted to a loss of Ch$ 18,429 million, which is mainly explained by:

Financial income of Ch$ 3,840 million, mostly in deposits and repurchase agreements.

Financial expense of Ch$ 11,710 million, primarily bank loans, and guaranteed and non-guaranteed obligations amounting Ch$ 9,251 million.

Exchange differences of Ch$ 10,559 million, mainly due to negative due foreign currency exchange differences related to VOSA amounting of Ch$ 18,182 million, partially offset by accounts payable and financial liabilities amounting Ch$ 7,746 million.

Result of Companies Accounted Using the Equity Method

Income from companies that were accounted using the equity method amounted to Ch$ 6,596 million, primarily due to Ch$ 6,538 million of income from Enel Brasil S.A.

Income Tax

Corporate Income tax amounted to Ch$ 5,055 million, mainly related to temporary differences.

• 6 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

2. -Consolidated Balance Sheet Analysis

Assets (Million Ch$)	Mar-16

Current Assets	528,417
Non-Current Assets	3,443,011

TOTAL ASSETS	3,971,428

Total assets of the Company, as of March, 2016, reached Ch$ 3,971,428 million, due principally to:

➢  Current Assets amounted to Ch$ 528,418 million, whose main components are:

❖  Cash and cash equivalents accounting to Ch$ 173,449 million, where Ch$ 21 million is cash, Ch$ 105,087 million are bank accounts balances, Ch$ 49,853 million in fixed term deposits and Ch$ 18,488 million in other short-term financial assets.

❖  Other current financial assets accounting to Ch$ 3,614 million, mainly investments held until maturity for a total Ch$ 3,436 million.

❖  Account receivable and other current accounts receivable accounting to Ch$ 226,181 million are comprised by Ch$ 196,249 million in trade accounts receivable and Ch$ 29,932 million in other accounts receivable.

❖  Related parties current accounts receivable amounts to Ch$ 85,529 million, primarily trade accounts receivable for Ch$ 43,360 million, dividends for Ch$ 12,782 million and energy sales amount to Ch$ 22,313 million.

❖  Inventories amounts to Ch$ 25,207 million, explained by production supplies totalizing Ch$ 9,296 million, and also spare parts and other materials for Ch$ 15,910 million.

➢  Non-Current Assets for a total Ch$ 3,443,011 million, mainly explained by the following:

❖  Trade accounts receivable and other non–current accounts receivable for a total Ch$ 213,361 million, of which Ch$ 209,782 million are trade accounts receivable and Ch$ 3,578 million are other accounts receivable.

❖  Investments booked using the equity method amount to Ch$ 474,323 million, mainly the Ch$ 472,301 million investment in Enel Brasil S.A.

❖  Capital gains for a total Ch$ 96,510 million, of which Ch$ 87,345 million are originated in Edegel S.A.A.

❖  Property, plants and equipment amounts to Ch$ 2,601,718 million, primarily due to generation business assets which amounts to Ch$ 2,370,391 million.

• 7 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

Liabilities and Shareholder's Equity (Million Ch$)	Mar-16
Current Liabilities	752,900
Non-Current Liabilities	1,221,846
Equity	1,996,682
Equity attributable to owners of parent	1,229,224
Non-controlling	767,458

TOTAL EQUITY AND LIABILITIES	3,971,428

Total liabilities of the Company amounts to Ch$ 3,971,428 million as of March, 2016 and are explained by the following:

➢  Current liabilities amounts to Ch$ 752,900 million, its main components are the following:

❖  The balance of other current financial liabilities are Ch$ 208.337 million, mainly bank loans Ch$ 99,484 million, non-guaranteed third party debt Ch$ 63,725 million, and financial leasing Ch$ 21,684 million.

❖  The balance of trade accounts payable and other accounts payable are Ch$ 314,261 million, primarily dividends payable amounting to Ch$ 111,868 million and accounts payable for goods and services amounting to Ch$ 103,722 million, among others items.

❖  The balance of current accounts payable to related parties are Ch$ 83,631 million, mainly dividends payable amounting to Ch$ 64,300.

❖  The balance of other current provisions is Ch$ 61,287 million, of which Ch$ 4,564 are related to legal proceedings and Ch$ 54,683 million to environmental provisions.

❖  The tax liabilities balance are Ch$ 83,515 million, which entirety corresponds to income tax.

➢  Non-Current Liabilities amounts to Ch$ 1,221,846 million, comprised mainly by the following:

❖  The balance of other non-current financial liabilities are Ch$ 948,484 million, primarily bank loans amounting to Ch$ 114,166 million, non-guaranteed third party obligations amounting to Ch$ 802,828 million and other loans for Ch$ 31,342 million.

❖  The balance of differed tax liabilities is Ch$ 152,913 million, primarily fixed asset depreciation amounting to Ch$ 125,120 million and others Ch$ 27,793 million.

➢  Total equity amounts to Ch$ 1,992,682 million, as of March 31, 2016:

❖  Equity attributable to the controlling shareholders amounts to Ch$ 1,229,224 million (See Financial Statements’ Notes for detail).

• 8 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

❖  Equity attributable to non-controlling shareholders amounts to Ch$ 767,458 million (See Financial Statements’ Notes for detail).

• 9 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

The main financial ratios are the following:

Evolution Of Key Financial Ratios

Indicator		Unit	Mar-16

Liquidity	Liquidity	Times	0.70
	Acid-test *	Times	0.67
	Working capital	Million Ch$	(224,483)
Leverage	Leverage	Times	0.99
	Short-term debt	%	38.1%
	Long-term debt	%	61.9%
	Financial expenses coverage**	Times	3.28
Profitability	Op. income / Op. Revenues	%	45.5%
	ROE	%	4.6%
	ROA	%	2.4%

* (Current assets - inventories - prepayments) / current liabilities.

** EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net).

The liquidity ratio is 0.70 times, evidencing a solid liquidity position, complying with its obligations with Banks and financing its investments with cash surpluses and showing a suitable debt maturity pattern.

Working capital reached a negative Ch$ 224,483 million, a temporary situation and not significant considering the Company’s level of liquidity.

The debt ratio is 0.99 times as of March 2016.

• 10 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

3.- Consolidated Statements of Cash Flows Analysis

The company generated a Ch$ 48,213 million negative net cash flow during the first quarter of 2016, broken down as follows:

Cash Flow (Million Ch$)	March 2016

Net cash flows from (used in) operating activities	53,294
Net cash flows from (used in) investing activities	(52,695)
Net cash flows from (used in) financing activities	(48,812)

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(48,213)

Operating activities generated a Ch$ 53,294 million positive cash flow this quarter. This cash flow is mainly explained by Ch$ 147,995 million in payments received for sales of goods and services, offset by Ch$ 71,076 million payments made to suppliers of goods and services, tax payments for Ch$ 6,118 million and employee related payments amounting to Ch$ 11,429 million.

Investment activities booked a Ch$ 52,695 million negative cash flow, mainly related to the acquisition of property, plants and equipment amounting to Ch$ 13,797 million, and loans to related parties amounting to Ch$ 50,083 million.

Financing activities booked a Ch$ 48,812 million negative cash flow.  This cash flow is primarily a consequence of loan and financial leasing payments amounting to Ch$ 35,940 million, dividend payments amounting to Ch$ 29,703 million and interest payments amounting to Ch$ 7,733 million.

These payments were offset by cash inflows amounting to Ch$ 24,651 million received from related and third party loan.

• 11 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA AMERICAS

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the Company in terms of establishing their risk management policy, the following are regarded with particular importance:

•                 Compliance with the rules of good corporate governance.

•                 Strict compliance with all of the Group’s internal rules.

•                 Each business and corporate department defines:

I.   The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

II.  Counterpart criteria.

III. Authorized Operators.

•                 The businesses and corporate departments establish their predisposition to risk, within each market in which they operate, in a manner consistent with the defined strategy.

•                 All business operations and corporate departments operate within the approved limits of each case.

•                 The businesses, corporate departments, business lines and companies establish the risk management controls necessary to assure that market transactions are performed according to Endesa Americas policies, rules and procedures.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rates.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining low income statement volatility.

The debt structure by interest rate, measured as the percentage of fixed debt and/or protected debt over total gross debt stood at 30% as of March 31, 2016.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks. The instruments currently being used to comply with the policy are interest rate swaps that allow variable interest rates to be converted to fixed rates.

• 12 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

•          Endesa America’s subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.

•          Payments of project related supplies in currencies that are different from that of the companies’ cash flows indexation.

•          Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

•          Cash flow from subsidiaries abroad, to holding companies in Chile, exposed to currency fluctuations.

In order to mitigate exchange rate risk, Endesa Americas Group focuses on maintaining a balance between cash flows indexed to the US dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy.

Commodities Risk

Endesa Americas Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

•          Fuel purchases for electricity generation.

•          Energy trading transactions in the local markets.

In order to reduce risks under extreme drought conditions, the Company has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

Considering the operating conditions faced by the electricity generation market, drought and volatility of commodity prices in international markets, the Company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits. As of March 31, 2016 there was no operation with commodity derivatives.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

• 13 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 17 and 18 and appendix 3, respectively.

As of March 31, 2016, our current liabilities exceeded our current assets by Ch $ 224,482 million. This amount does not represent a material work capital deficit. However, we believe that cash flow generated by the business operations of our subsidiaries as well as cash balances, loans to banks and related companies, and broad access to capital markets are sufficient to meet all our working capital, debt service, dividends and planned capital expenditures.

As of March 31, 2016, the Endesa Americas Group’s liquidity was Ch$ 174,449 million in cash and other cash equivalents and Ch$ 0 in long-term committed credit facilities.

Credit Risk

The Endesa Americas Group carries out a detailed follow-up of credit risk.

•           Trade account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

It is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Credit risk is therefore monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

•           Financial assets, other than trade account receivables:

Investments of cash surpluses are made with both national and foreign first-class financial entities (with a credit rating equivalent to investment grade, wherever possible), with limits set for each entity.

Investments may be guaranteed by treasury bonds in the countries where we operate and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Derivative contracts are carried out with creditworthy entities in the countries were we operate and abroad, all transactions taking place with investment-grade entities.

• 14 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

Risk Measurement

The Endesa Americas Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk assumed by the Company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

•          Financial debt.

•          Hedging derivatives for debt.

The Value at Risk calculated represents the potential change in value in the portfolio described above within a quarter period with 95% confidence. To this effect, a study is made of the volatility of the risk variables that affect the value of the portfolio, against the Chilean peso, including:

•          US dollar Libor interest rate.

•          The exchange rate of the different currencies used in the calculation.

•          Currency exchange rates used in the calculation.

The Value at Risk calculation is based on extrapolation of future scenarios (to one quarter) of the market values of the risk variables according to scenarios based on actual observations for the same period (quarter) for five years.

The Value at Risk to a quarter with 95% confidence is calculated as the 5% percentile over the most adverse possible quarterly changes.

Given the aforementioned assumptions, the Value at Risk to a quarter of the positions discussed above corresponds to Ch$ 89,617 million.

This value represents the potential increase in the debt and derivatives portfolio, therefore these Values at Risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of Endesa America's financial debt is subject to cross-default provisions.

• 15 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated life of the asset, which is the period in which the companies expect to use them. The estimated life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium paid in the cost of acquisition over the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.d of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currency are translated using the period’s closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions comply with conditions prevailing in the market.

In summary, asset values are determined according to regulations issued by the Chilean Securities Superintendence (SVS), which are composed by the International Financial Reporting Standards Board (IASB), including also specific instructions issued by the SVS.

• 16 •

ENDESA AMERICAS PRESS RELEASE FINANCIAL STATEMENT AS OF MARCH 31, 2016

CONTACT INFORMATION

For further information, please contact us:

Susana Rey M.

Head of Investor Relations

susana.rey@enel.com

(+56) 22630 9606

Catalina González S.

Investor Relations Senior Analyst

catalina.gonzalez@enel.com

(+56) 22630 9603

Guillermo Berguecio B.

Investor Relations Analyst

guillermo.berguecio@enel.com

(+56) 22630 9506

Francisco Basauri M.

Investor Relations Analyst

francisco.basauri@enel.com

(+56) 22630 9585

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Americas and its management with respect to, among other things: (1) Endesa Americas’s business plans; (2) Endesa Americas’s cost-reduction plans; (3) trends affecting Endesa Americas’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Americas or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Americas’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Americas undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

• 17 •

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA AMÉRICAS S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: May 9, 2016